SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated September 13, 2006, entitled “SMIC Announces Filing of Denial and Cross-Complaint in response to TSMC’s Complaint.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: September 14, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated September 13, 2006, entitled “SMIC Announces Filing of Denial and Cross-Complaint in response to TSMC’s Complaint.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC announces filing of denial and cross-complaint

in response to TSMC’s complaint

–       Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”) announced today that in addition to filing a response strongly denying the allegations of Taiwan Semiconductor Manufacturing Company Ltd (“TSMC”) in the United States lawsuit, SMIC filed a Cross-Complaint against TSMC, seeking, amongst other things, damages, for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

–       Set out below is a copy of the full text of the press release made by the Company on September 13, 2006.

–       This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to enable investors and the public to appraise the position of the group.

Set out below is a copy of the full text of the press release made by the Company on September 13, 2006.

Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”) announced today that in addition to filing a response strongly denying the allegations of Taiwan Semiconductor Manufacturing Company Ltd (“TSMC”) in the United States lawsuit, SMIC filed a Cross-Complaint against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

In the Cross-Complaint, SMIC sets out in detail the background of why SMIC’s leading role in Mainland China poses a substantial threat to competitors like TSMC. It describes how TSMC, rather than compete in the marketplace, has undertaken a concerted effort since the previous lawsuits to discredit SMIC by making unfair and misleading accusations; how SMIC takes its obligations under the Settlement Agreement seriously and fully complied with the agreement; how TSMC did not voice any complaint for a period of over 17 months, until July 2006, after SMIC succeeded in meeting a number of major business and technical milestones during Q2 2006; how TSMC failed to negotiate or act in good faith, and how TSMC used the lawsuit and subsequent campaign to repeat its previous campaign to disrupt SMIC’s business and valued relationships with its customers.

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SMIC will vigorously pursue the Cross-Complaint and the defence to TSMC’s lawsuit in order for the California court, upon full consideration of all evidence, to dismiss TSMC’s claims and grant judgment in favour of SMIC. SMIC would like to thank its customers, partners, investors and other friends for their support to SMIC and reassure them that this lawsuit will not distract it from its mission to provide world class technologies and services and to achieve outstanding and rewarding performance, and its commitment to play a constructive role in the semiconductor industry. SMIC welcomes fair competition and participation by other companies in the development of Mainland China semiconductor industry, and urges TSMC to act fairly and reasonably.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

September 13, 2006

*	For identification only

“Please also refer to the published version of this announcement in The Standard”

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